UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ACACIA RESEARCH CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-26068	95-4405754
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

520 Newport Center Drive, 12th Floor Newport Beach, California	92660
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market, LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.

Description of Registrant’s Securities to be Registered.

On March 15, 2016, the board of directors of Acacia Research Corporation (the “Company”) announced that it unanimously approved the adoption of a Tax Benefits Preservation Plan, dated as of March 16, 2016, by and between Computershare Inc., as Rights Agent (the “Rights Agent) and the Company (the “Plan”). The purpose of the Plan is to protect the Company’s ability to utilize potential tax assets, such as net operating loss carryforwards (“NOLs”) and tax credits (such NOLs and such tax credits, collectively, the “Tax Benefits”) to offset potential future taxable income. As of December 31, 2015, the Company had U.S. federal income tax NOLs totaling approximately $160,840,000 and U.S. state income tax NOLs totaling approximately $55,215,000. The Internal Revenue Code of 1986, as amended (the “Code”) limits the ability of a company to use its NOLs if it experiences an “ownership change,” as defined in Section 382 of the Code. A company generally experiences such an ownership change if the percentage of its stock owned by its “5-percent shareholders,” as defined in Section 382 of the Code, increases by more than 50 percentage points over a rolling three-year period.

The Plan is designed to reduce the likelihood that the Company will experience an ownership change by discouraging any (i) person or group from acquiring beneficial ownership of 4.9% or more of the Company’s outstanding common stock and (ii) any existing shareholders who, as of the time of the first public announcement of the adoption of the Plan, beneficially own more than 4.9% of the Company’s then-outstanding shares of the Company’s common stock from acquiring additional shares of the Company’s common stock (subject to certain exceptions). There is no guarantee, however, that the Plan will prevent the Company from experiencing an ownership change.

A company that experiences an ownership change generally will be subject to an annual limitation on certain of its pre-ownership change tax assets equal to the value of the corporation immediately before the ownership change, multiplied by the long-term-tax-exempt rate (subject to certain adjustments), provided that the annual limitation will be increased each year to the extent that there is an unused limitation in a prior year. The limitation arising from an ownership change on the Company’s ability to utilize the Tax Benefits depends on the value of the Company’s stock at the time of the ownership change. If the Company’s Tax Benefits are subject to limitation because it experiences an ownership change, depending on the value of the Company’s stock at the time of the ownership change, the Company’s tangible common equity might be reduced.

In connection with the adoption of the Plan, on March 15, 2016, the board of directors of the Company authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of the common stock of the Company, $0.001 par value, (the “Common Stock”) to shareholders of record at the close of business on March 16, 2016. Each Right entitles the registered holder to purchase from the Company, on or after the Distribution Date (as defined below), one one-thousandth of a share of preferred stock of the Company, designated as Series A Junior Participating Preferred Stock (the “Preferred Stock”) at a price of $15.00 (subject to adjustment) per one one-thousandth of a share (the “Exercise Price”). Under certain circumstances set forth in the Plan, the Company may suspend the exercisability of the Rights.

The Preferred Stock is non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, is (i) subordinate to any other series of the Company’s preferred stock and (ii) senior to the Common Stock. The Preferred Stock may not be issued except upon exercise of the Rights. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount per share equal to the greater of (i) $1.00 or (ii) subject to the provisions for adjustment, 1,000 times the aggregate amount of all cash dividends declared on the Common Stock and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock.

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The Exercise Price payable and the number of units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend on the Preferred Stock payable in shares of Preferred Stock, a subdivision or split of the outstanding shares of Preferred Stock, a combination or consolidation of Preferred Stock into a smaller number of shares through a reverse stock split or otherwise or reclassification of the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of cash (excluding regular quarterly cash dividends), assets, evidence of indebtedness or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company will not be required to issue fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth a share of Preferred Stock). In lieu of the issuance of fractional shares of Preferred Stock that are not integral multiples of one one-thousandth of a share of Preferred Stock, the Company may pay to the holders of Rights certificates at the time such Rights are exercised an amount in cash equal to the same fraction of the current market value (based on the market price of the Preferred Stock on the last trading date prior to exercise) of one one-thousandth of a share of Preferred Stock.

In the event of the liquidation of the Company, the holders of Preferred Stock will be entitled to receive, for each share of Preferred Stock, a payment in an amount equal to $1,000 per share (or $1.00 per one one-thousandth of a share) plus accrued and unpaid dividends and distributions, whether or not declared to the date of payment. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached. The Company’s Board of Directors has reserved for issuance, upon exercise of the Rights, 300,000 shares of Series A Junior Participating Preferred Stock.

Summary Description of the Plan

The following summary of the Plan does not purport to be complete and is qualified in its entirety by the full text of the Plan, which includes the form of Certificate of Designation of the Company’s Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Terms as Exhibit C. A copy of the Plan (including the exhibits thereto) is attached hereto as an exhibit and is incorporated herein by reference.

Distribution Date. Subject to certain exceptions, Rights would separate from the Common Stock and become exercisable apart from the Common Stock only following the earlier of (i) the close of business on the tenth (10th) business day after public announcement that a person has become an “Acquiring Person” or (ii) the close of business on the tenth (10th) business day (or such later date as the Board shall determine) after a third party makes a tender or exchange offer which, if consummated, would result in such third party becoming an Acquiring Person.

Definition of Acquiring Person. An “Acquiring Person” is a person or group that, together with affiliates and associates of such person or group, acquires beneficial ownership of 4.9% or more of the Common Stock, other than: (i) the Company, its subsidiaries and their respective employee benefit plans; (ii) any shareholder that, as of the time of the first public announcement of adoption of the Plan, beneficially owns 4.9% or more of the Common Stock (unless and until such person thereafter acquires any additional shares of Common Stock, subject to certain exceptions); (iii) a person who becomes an Acquiring Person solely as a result of the Company repurchasing shares of Common Stock or a stock dividend, stock split, reverse stock split or similar transaction effected by the Company (unless and until such person acquires additional shares, other than in certain specified exempt transactions) and (iv) certain shareholders who, inadvertently or without knowledge of the terms of the Rights, buy shares in excess of 4.899% of the Common Stock and who thereafter reduce the percentage of shares owned below 4.9%. Prior to the Distribution Date, the Board has sole discretion to make an affirmative determination, taking into account the intent and purposes of the Plan or other circumstances facing the Company, that a Person is not an Acquiring Person (even if such Person satisfies the requirements of any of subclauses (i), (ii), (iii) or (iv) if and for so long as such Person complies with any limitations or conditions required by the Board in making such determination).

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“Flip-in” Feature. If any person or group of affiliated or associated persons becomes an Acquiring Person, then each Right (other than Rights owned by an Acquiring Person, its affiliates, associates or certain transferees, which will become void) will entitle the holder to purchase, at the then current exercise price, Common Stock (or, in certain circumstances, a combination of Common Stock, other securities, cash or other property) having a value of twice the exercise price of the Right, in effect enabling a purchase at half-price. However, Rights are not exercisable following such an event until such time as the Rights are no longer redeemable by the Company as described below.

“Flip-over” Feature. If, at any time after a person or group of affiliated or associated persons becomes an Acquiring Person, the Company engages in a merger or other business combination transaction or series of related transactions in which the Company is not the surviving corporation, the Common Stock is changed or exchanged, or fifty percent (50%) or more of its assets, cash flow or earning power is sold, then each Right (not previously voided by the occurrence of a Flip-in Event) will entitle the holder to purchase, at the Right’s then current exercise price, common stock of such Acquiring Person having a value of twice the Right’s then current exercise price, in effect enabling a purchase at half-price.

Exchange Option. At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the then outstanding Common Stock, the Board may, in lieu of allowing Rights to be exercised, cause each outstanding Right (other than Rights owned by an Acquiring Person, its affiliates, associates or certain transferees, which will become void) to be exchanged for one share of Common Stock or one one-thousandth of a share of Preferred Stock, in each case as adjusted to reflect stock splits or similar transactions.

Redemption. The Rights may be redeemed by the Board, at a price of $0.001 per Right at any time prior to the earlier of (i) the tenth (10th) business day following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person or (ii) the final expiration of the Rights.

Power to Amend. Prior to a Distribution Date, the Company may amend the Plan in any respect without shareholder approval. From and after a Distribution Date, the Company may amend the Plan without the approval of holders of certificates representing Rights in order to (i) cure any ambiguity, (ii) correct or supplement any provision which may be defective or inconsistent with any other provisions, (iii) shorten or lengthen any time period (e.g., the redemption period prior to the Rights becoming non-redeemable) or (iv) change or supplement the provisions in any manner which the Company may deem necessary or desirable and which does not adversely affect the interests of the holders of certificates representing Rights. The Plan, however, may not be amended at such time as the Rights are not redeemable (other than certain limited technical amendments).

Expiration. The Rights will expire on the earliest of (i) 5:00 P.M., New York, New York time, on March 15, 2019 or such later date as may be established by the Board prior to the expiration of the Rights , (ii) the time at which the rights are redeemed or exchanged pursuant to the Plan, (iii) the close of business on the effective date of the repeal of Section 382 or any successor statute if the Board determines that the Plan is no longer necessary or desirable for the preservation of Tax Benefits or (iv) the close of business on the first day of a taxable year of the Company to which the Board determines that Tax Benefits may not be carried forward.

Rights Certificates. Prior to a Distribution Date, the Rights will be evidenced by, and trade with, the Common Stock and will not be exercisable or transferable apart from the Common Stock. After a Distribution Date, the Rights Agent will send certificates representing Rights to shareholders and the Rights will trade independent of the Common Stock.

No Rights as a Shareholder; Other Matters. Until a Right is exercised, the holder of Rights, as such, is not entitled to any separate rights as a shareholder of the Company (such as voting or dividend rights). Although the distribution of the Rights will not be taxable to shareholders or to the Company for U.S. federal income tax purposes, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

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Item 2.

Exhibits.

Exhibit No.	Description
3.1

Amended and Restated Certificate of Incorporation of Acacia Research Corporation. Incorporated by reference to Acacia Research Corporation’s Current Report on Form 8-K (File No. 000-26068), filed on June 5, 2008.

3.2	Certificate of Designation, Preferences and Rights of the Series A Junior Participating Preferred Stock, as filed with the Delaware Secretary of State on March 22, 2016.
3.3

Amended and Restated Bylaws, as amended, of Acacia Research Corporation. Incorporated by reference to Acacia Research Corporation’s Annual Report on Form 10-K (File No. 000-26068), filed on February 28, 2013.

4.1	Tax Benefits Preservation Plan, dated as of March 16, 2016, by and between Acacia Research Corporation and Computershare Inc., as Rights Agent, which includes the form of Certificate of Designation of the Company’s Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Terms as Exhibit C

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 24, 2016	ACACIA RESEARCH CORPORATION

	By:	/s/ Marvin Key
Name: Marvin Key
Title: Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
3.1

Amended and Restated Certificate of Incorporation of Acacia Research Corporation. Incorporated by reference to Acacia Research Corporation’s Current Report on Form 8-K (File No. 000-26068), filed on June 5, 2008.

3.2	Certificate of Designation, Preferences and Rights of the Series A Junior Participating Preferred Stock, as filed with the Delaware Secretary of State on March 22, 2016.
3.3

Amended and Restated Bylaws, as amended, of Acacia Research Corporation. Incorporated by reference to Acacia Research Corporation’s Annual Report on Form 10-K (File No. 000-26068), filed on February 28, 2013.

4.1	Tax Benefits Preservation Plan, dated as of March 16, 2016, by and between Acacia Research Corporation and Computershare Inc., as Rights Agent, which includes the form of Certificate of Designation of the Company’s Series A Junior Participating Preferred Stock as Exhibit A, the Form of Rights Certificate as Exhibit B and the Summary of Terms as Exhibit C

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